EXHIBIT 99.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (Nos. 333-165754 and 333-136936) and Form S-8 (No. 333-147186) and Form F-4 (No. 333-175043) of Navios Maritime Holdings Inc. of our report dated April 6, 2011, except with respect to our opinion on the consolidated financial statements insofar as it relates to the guarantor information described in Note 25 and the reclassification described in Note 2, as to which the date is August 8, 2011 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Current Report on Form 6-K.
/s/ PricewaterhouseCoopers S.A.
Athens, Greece
August 9, 2011